Exhibit 1

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[GRAPHIC OMITTED]

[LOGO] HAVAS

                                                    Paris, August 3rd 2004, 7h30

PRESS RELEASE


                              HAVAS FIRST HALF 2004

                           REVERSAL OF TREND CONFIRMED

            o     Positive organic growth: + 0.6%

            o Strong rise in profitability to around 12% in the first half 2004, up by nearly 400 basis points versus first half 2003



1. Positive organic growth for the first half 2004


      >>    First half figures

Havas today announced revenue of (euro)750 million for the first half 2004 versus (euro)836 million for the first half 2003, representing positive organic growth of +0.6%.

The difference is mainly due to a significant change in the euro/dollar exchange rate and structural change due to the sale or closure of certain companies.

Excluding companies sold in the first half or about to be sold, the Group's organic growth would have been +1.1%.

First half turnover came to (euro)5 billion in 2004, following the same trends as revenue.

In the second quarter, growth of +0.5% confirmed the reversal of the organic trend, and was in line with the progression in the first quarter.

The evolution in organic growth has been mainly driven by Marketing Services which had a positive evolution in all regions of the world.


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      >>    Geographical Analysis


Europe, Asia Pacific and Latin America achieved positive growth.

o Europe experienced very satisfactory growth in the second quarter, during which the trend was reversed in the UK for the first time since 2001: +2.3% compared to -4.6% in the first quarter. France confirmed its strong dynamism with an improvement in positive organic growth (nearly 10%). The rest of Europe is positive.

o Healthy growth in Latin America and Asia Pacific: +18.5% and +4.0% in the second quarter.

o In line with forecast, the USA remained negative in the second quarter at -5.9%. This is mainly due to traditional advertising in Euro RSCG. In effect, the agencies no longer benefit, as they did in the first quarter, from the fees from accounts lost at end 2003. It should be noted that contrary to traditional advertising, Euro RSCG's Marketing Services progressed in this country. All the necessary measures to relaunch the dynamism of the agencies in traditional advertising have been taken, notably with the arrival of new management during the 1st half 2004.

2. New Business

Net New Business(1) came to (euro)765 million at the end of June, up 27% at constant exchange rates, and excluding Centrino (an exceptional product launch for Intel in 2003).

The major business wins in the second quarter were Goodyear and Timberland, in traditional advertising in the US and ING in Belgium. Marketing Services were particularly strong: Morgan Stanley and Guinness in the USA, Hutchinson Telecom in Australia, and Yellow Pages and EDF/GDF in France (Corporate/Finance). In media, Kellogg's in Spain and Nueva Walmart in Mexico should be mentioned.

Major losses in the second quarter were Stouffer's Red Box (New York), and Walgreens and Hillshire Farm (Chicago).

3. Recognition of Havas creativity: Remarkable achievement at the International Advertising Festival

During the last Advertising Festival in Cannes, Havas won, in the main category
- TV - four Gold Lions, which represents more than 20% of Gold Lions worldwide. It is worth noting that Euro RSCG BETC is the only French agency to have won Golden Lions in TV with the Peugeot and Evian films.

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(1)   Net New Business reflects estimated annual advertising budgets won minus estimated annual advertising budgets lost.


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4. Outlook

The figures for the first half confirm the Group's 2004 objectives: a return to organic growth and significant improvement of the operating margin. Commenting these figures, Alain de Pouzilhac, Havas Chairman and CEO, stated: "Less than a year after the strategic reorganization, the figures for the first half demonstrate that we are on the right track both in terms of growth and profitability. It is a major positive step and I would like to thank all of the 16,000 Havas employees who have contributed to this success. We reconfirm our 2004 objectives: positive organic growth and a strong improvement in profit. It is an absolute priority for Havas and all our energy and talent is focused on pursuing this objective."

About Havas

Havas (Euronext Paris: HAV.PA; Nasdaq: HAVS) is a global advertising and communications services group. Headquartered in Paris, Havas has three principal operating divisions: Euro RSCG Worldwide which is headquartered in New York, Arnold Worldwide Partners in Boston, and Media Planning Group in Barcelona. A multicultural and decentralized Group, Havas is present in 88 countries through its networks of agencies located in 45 countries and contractual affiliations with agencies in 43 additional countries. The Group offers a broad range of communications services, including traditional advertising, direct marketing, media planning and buying, corporate communications, sales promotion, design, human resources, sports marketing, multimedia interactive communications and public relations. Havas employs approximately 16,000 people. Further information about Havas is available on the company's website: www.havas.com

Forward-Looking Information

This document contains certain "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions, concerning matters that are not historical facts. These forward-looking statements reflect Havas' current views about future events and are subject to risks, uncertainties, assumptions and changes in circumstances that may cause Havas' actual results to differ significantly from those expressed in any forward-looking statement. Certain factors that could cause actual results to differ materially from expected results include changes in global economic, business, competitive market and regulatory factors. For more information regarding risk factors relevant to Havas, please see Havas' filings with the U.S. Securities and Exchange Commission. Havas does not intend, and disclaims any duty or obligation, to update or revise any forward-looking statements contained in this document to reflect new information, future events or otherwise.


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Contacts :

Communication:                                      Simon Gillham
                                                    Tel: +33 (0)1 58 47 90 40
                                                    simon.gillham@havas.com

                                                    Peggy Nahmany
                                                    Tel: +33 (0)1 58 47 90 73
                                                    peggy.nahmany@havas.com

Investor Relations:                                 Virginia Jeanson
                                                    Tel: +33 (0)1 58 47 91 34
                                                    virginia.jeanson@havas.com

                                                    Catherine Francois
                                                    Tel: +33 (0)1 58 47 91 35
                                                    catherine.francois@havas.com


2 allee de Longchamp 92281 Suresnes Cedex, France
Tel +33 (0) 1 58 47 80 00  Fax +33 (0) 1 58 47 99 99  www.havas.com
SA au capital de 122 087 611,20 euros - 335 480 265 RCS Nanterre - APE 744 B


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APPENDIX 1 : GEOGRAPHICAL ANALYSIS

2004 Q2 ANALYSIS

Q2 2004 / Q2 2003



                                ------------------------------------------------
                                    Revenue                       Organic growth
                                    2nd quarter 2004              Q2-04 vs Q2-03
                                    ((euro)millions)
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France                                   79                           + 9.6%
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Europe (excl. France & UK)               68                           + 1.5%
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UK                                       59                           + 2.3%
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North America                           155                           - 5.9%
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Asia-Pacific                             16                           + 4.0%
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Latin America                            16                          + 18.5%
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TOTAL                                   393                           + 0.5%
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2004 H1 ANALYSIS

H1 2004 / H1 2003


                                ------------------------------------------------
                                    Revenue                       Organic growth
                                    1st half 2004                 1H-04 vs 1H-03
                                    ((euro) millions)
--------------------------------------------------------------------------------
France                                  147                           + 8.8%
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Europe (excl. France & UK)              126                           + 3.0%
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UK                                      117                           - 1.0%
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North America                           301                           - 4.7%
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Asia-Pacific                             31                           + 5.3%
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Latin America                            28                          + 13.4%
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TOTAL                                   750                           + 0.6%
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APPENDIX 2 - H1 2004 ORGANIC GROWTH

                                                                 (euro) Millions
                                                                 ---------------
1. H1 2003 reported revenue                                              836
2. Exchange rate impact                                                  (37)
3. H1 2003 at H1 2004 exchange rates                                     799
4. Impact of companies sold or closed                                    (62)
5. Impact of acquisitions                                                  8
6. H1 2003 at H1 2004 exchange rates and structure                       745
7. H1 2004 Revenue                                                       750
8. Organic growth                                                       +0.6%

At constant exchange rates, the decline is 6.2% ((euro)750 million for 1st Half 2004 versus (euro)799 million for 1st Half 2003). On an unadjusted basis, the decline is 10.3% ((euro)750 million for 1st Half 2004 versus (euro)836 million for 1st Half 2003). With a revenue of (euro)750 million for the 1st Half 2004, organic growth is +0.6%.

APPENDIX 3: DETAIL OF Q2 NET NEW BUSINESS

Regional or local advertising

Goodyear, Timberland (USA), ING et Be TV (Belgium), Telkom (Indonesia)

Marketing Services

USA: Morgan Stanley, Guinness, University of California, The Field Institute, Bath & Bodyworks, Flexpointfinding, Berlex
UK: Vauxhall, Sport England
France: Yellow Pages, PPR, EDF / GDF, Mairie de Paris
Others: Intel (China), Hutchinson Telecom (Australia), Hoteles.com (Spain)

Media

Kellogg's (Spain), Ezcom Electronics (India), Nueva Walmart (Mexico), Fricomes (Portugal)

The major losses are: Souffer's Red Box, Walgreens, Hillshire Farm (USA), Dell (Canada) and Maybank (Malaysia).

Net New Business:

Net new business represents the estimated annual advertising budgets for new business wins (which includes new clients, clients retained after a competitive review, and new product or brand expansions for existing clients) less the estimated annual advertising budgets for lost accounts. Havas' management uses net new business as a measurement of the effectiveness of its client development and retention efforts. Net new business is not an accurate predictor of future revenues, since what constitutes new business or lost business is subject to differing judgments, the amounts associated with individual business wins and losses depend on estimated client budgets, clients may not spend as much as they budget, the timing of budgeted expenditures is uncertain, and the amount of budgeted expenditures that translate into revenues depends on the nature of the expenditures and the applicable fee structures. In addition, Havas' guidelines for determining the amount of new business wins and lost business may differ from those employed by other companies.


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